Mail Stop 4561

August 8, 2006

Mr. John Emery
Chief Executive Officer
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI 53703

      Re: **Great Wolf Resorts, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 16, 2006
                Form 10-Q for Fiscal Quarter Ended March 31, 2006
                Filed May 5, 2006
                File No. 0-51064

Dear Mr. Emery:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda van Doorn
                    Senior Assistant Chief Accountant